                          UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549





                           FORM U-9C-3




               QUARTERLY REPORT PURSUANT TO RULE 58




                      FOR THE QUARTER ENDED
                          MARCH 31, 1998







                   NEW ENGLAND ELECTRIC SYSTEM







             25 Research Drive, Westborough, MA 01582

NEW ENGLAND ELECTRIC SYSTEM
For The Quarter Ended March 31, 1998

ITEM 1 - ORGANIZATION CHART

                                                        Percentage
                    Energy or                 State      of voting
Name of Reporting  Gas-Related               Date of          of                Securities
     Company         Company  Organization Organization    Held              Nature of Business
-----------------  -----------             ------------ ------------    -----------    --------------------------------------

New England Energy, Energy     11/20/72        MA          100      New England Energy, Inc. was engaged
Inc./New England                                                    in various activities relating to fuel
Electric System                                                     supply for the System.  These activities
                                                                    primarily included participation
                                                                    (principally through a partnership with
                                                                    a nonaffiliated oil company) in domestic
                                                                    oil and gas exploration, development,
                                                                    and production and the sale to New
                                                                    England Power Company (NEP) of fuel
                                                                    purchased in the open market.  Effective
                                                                    1/1/98, NEEI sold its oil and gas
                                                                    properties and ceased its participation
                                                                    in domestic oil and gas exploration,
                                                                    development, and production.  The sale
                                                                    to NEP of fuel purchased in the open
                                                                    market continues.

Granite State Energy,          Energy          04/22/96    NH       100  Granite State Energy provides a range
Inc./New England                                                    of energy and related services,
Electric System                                                     including but not limited to sales of
                                                                    electric energy, audits, power quality,
                                                                    fuel supply, repair, maintenance,
                                                                    construction, design, engineering, and
                                                                    consulting.

AllEnergy Marketing Energy     09/18/96        MA          99       AllEnergy's principal purpose is to sell
Co., L.L.C./NEES                                                    energy and provide a range of energy-
Energy, Inc./New                                                    related services, including but not
England Electric                                                    limited to, marketing, brokering and
System                                                              sales of energy, audits, fuel supply,
                                                                    repair, maintenance, construction,
AllEnergy Marketing Energy     09/18/96        MA          01       operation, design, engineering, and
Co., L.L.C./NEES                                                    consulting, to customers primarily in
Global Transmission,                                                the competitive market in New England,
Inc./New England                                                    New York, Pennsylvania and New Jersey.
Electric System (New)


NEW ENGLAND ELECTRIC SYSTEM
For The Quarter Ended March 31, 1998

ITEM 1 - ORGANIZATION CHART

                                                           Percentage
                    Energy or                 State        of voting
Name of Reporting   Gas-Related                  Date of   of       Securities
     Company         Company  Organization Organization      Held            Nature of Business
-----------------  -----------             ------------ ------------    -----------    --------------------------------------

New England Water  Energy     05/25/90         MA            100       New England Water Heater Co., Inc.
Heater Co., Inc./New                                                        rents water heaters to
England Electric                                                       residential and commercial customers
System (new)                                                           throughout New England

AllEnergy Fuels    Energy     03/27/98         DE            100       AllEnergy Fuel's purpose is to
Corp./ New England                                                     acquire interests in and assets of
Electric System (new)                                                       energy-related companies and to
                                                                       engage in energy-related activities
                                                                       in accordance with Rule 58.


NEW ENGLAND ELECTRIC SYSTEM
For The Quarter Ended March 31, 1998

ITEM 1 - ORGANIZATION CHART
                                                        Percentage
                    Energy or                 State      of voting
Name of Reporting  Gas-Related               Date of          of                Securities
     Company         Company  Organization Organization    Held              Nature of Business
-----------------  -----------             ------------ ------------    -----------    --------------------------------------

Texas Liquids,      Energy      12/19/96      MA           100     Texas Liquids, L.L.C. engages in
L.L.C./All Energy                                                  purchasing, marketing, selling,
Marketing Co., L.L.C./                                                  and distributing energy
NEES Energy, Inc./                                                 commodities and related products
New England Electric                                                    and services.
System

NeXus Energy        Energy      05/19/97      MA           9.9     NeXus Energy Software's purpose is to
Software, Inc./                                                    develop, implement, produce, market and
NEES Global                                                        sell software for application in the
Transmission, Inc./                                                energy conservation industry.
New England
Electric System

Weatherwise USA L.L.C./        Energy         10/10/96     DE       20   Weatherwise USA L.L.C.'s purpose is to be
AllEnergy Marketing                                                 an energy related company to provide
Co., L.L.C./NEES                                                    energy management, demand side
Energy, Inc./ New                                                   management, and technical and utility
England Electric                                                    hedging services to reduce weather
System                                                              related financial uncertainty of
                                                                    utilities, energy users, and others.

HydroServ Group,    Energy     07/25/97       MA           50       HydroServ Group, L.L.C. engages in
L.L.C./NEES Global                                                  marketing and selling capabilities and
Transmission, Inc./                                                 services relating to hydroelectric
New England Electric                                                     facilities and other similar facilities
System

AEDR Fuels, L.L.C./ Energy     01/12/98       ME           50       AEDR Fuels, L.L.C. is a joint venture
AllEnergy Marketing                                                 between AllEnergy Marketing Company,
Co., L.L.C./                                                        L.L.C. and a nonaffiliated third party.
NEES Energy,                                                        Its purpose is to acquire interests in and
Inc./New                                                            assets of energy-related companies and
England Electric                                                    to engage in energy-related activities
System (new)                                                        in accordance with Rule 58.

NEW ENGLAND ELECTRIC SYSTEM
For The Quarter Ended March 31, 1998

Item 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS


                         Type of  Principal  Issue  Cost     Person to      Collateral  Consideration
                        Security  Amount of    or    of    Whom Security    Given with  Received for
Company Issuing Security           Issued   Security*      Renewal          Capital       Was Issued    Security Each Security*
------------------------          --------  ---------      -------          -------     -------------- -----------    -------------

New England Water      Voting     $4.3 (1) Issue   N/A    New England Electric -           $4.3
Heater Co., Inc.       rights                             System

*Expressed in millions, rounded to hundred thousands of dollars
(1) NEES acquired New England Water Heater Co., Inc. (NEWH) in exchange for 74,547 shares of NEES common stock and the paydown of $1.2 million of NEWH debt.

NEW ENGLAND ELECTRIC SYSTEM
For The Quarter Ended March 31, 1998 (cont'd.)

Item 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS
            (expressed in millions, rounded to hundred thousands of dollars)


             Company                           Company                   Amount of
           Contributing                       Receiving                   Capital
             Capital                           Capital                 Contribution
           ------------                       ---------                ------------
           NEES Energy, Inc.             AllEnergy Marketing Co., L.L.C.   $7.9
          NEES Global Transmission, Inc.                                  HydroServ Group, L.L.C.            .1
          NEES Global Transmission, Inc.                                  AllEnergy Marketing Co., L.L.C.         .1
          AllEnergy Marketing Co., L.L.C.                                 Weatherwise USA, L.L.C.            .2



NEW ENGLAND ELECTRIC SYSTEM
For The Quarter Ended March 31, 1998

Item 3 - ASSOCIATE TRANSACTIONS (expressed in millions, rounded to hundred thousands of dollars)

Part I - Transactions performed by reporting companies on behalf of associate companies
                                                             Direct   Indirect         Total
  Reporting Company     Associate Company    Types of Services   Costs        Costs    Cost of     Amount
  Rendering Services        Receiving Services                    Rendered    Charged  Charged     Capital    Billed
  ------------------        ------------------               -----------------         -------     -------    -------   ------
N/A
Part II - Transactions performed by associate companies on behalf of reporting companies

                                                             Direct   Indirect         Total
  Associate Company     Reporting Company    Types of Services   Costs        Costs    Cost of     Amount
  Rendering Services        Receiving Services                    Rendered    Charged  Charged     Capital    Billed
  ------------------        ------------------               -----------------         -------     -------    -------   ------
Massachusetts Electric             Granite State Energy,      Miscellaneous (4)    (1)            (1)              (1)
 Company               Inc.

New England Power Co.  New England Energy, Inc.      Reimbursement of   $120.9                    $120.9
                                             loss on sale of oil
                                             and gas properties
                                             Miscellaneous    (1)       (1)                    (1)
                                             Fuel Purchase    $27.4                               $27.4

New England Power Co.  AllEnergy Marketing           Power purchase     (1)                     (1)      (1)
                        Co., L.L.C.            Miscellaneous     (1)               (1)            (1)

New England Power Co.  Granite State Energy,Inc.     Power purchase     $0.2                    (1)      $0.2

New England Power      New England Energy, Inc.      Miscellaneous (2)  (1)             (1)              (1)
  Service Co.

New England Power     Granite State Energy,    Miscellaneous (3) (1)               (1)            (1)
  Service Co.           Inc.

New England Power      AllEnergy Marketing           Sales Planning     $0.3            (1)              $0.3
 Service Co.            Co., L.L.C.            Miscellaneous (3) (1)               (1)            (1)

(1) Amounts are below $100,000
(2) Represents 11 types of services totaling less than $100,000 in aggregate.
(3) Represents 12 types of services totaling less than $100,000 in aggregate.
(4) The customer service portion of the service agreement between Granite State Energy Company and New England Power
    Service Company has been assigned to Massachusetts Electric Company, in accordance with its terms.

NEW ENGLAND ELECTRIC SYSTEM
At March 31, 1998

ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT
            (expressed in millions rounded to hundred thousands of dollars)
Investment in energy-related companies:

Total consolidated capitalization as of
 March 31, 1998 (1)                            $3,517.1      line 1

Total capitalization multiplied by 15 percent          527.6     line 2
 (line 1 multiplied by 0.15)

Greater of $50 million or line 2                       527.6     line 3

Total current aggregate investment:
 (categorized by major line of energy-
  related business)
   Power marketing and other                    $  31.0
   Energy software                                  2.3
                                                -------
Total current aggregate investment                           $33.3  line 4
                                                         -----

Difference between the greater of $50 million
 or 15 percent of capitalization and the total
 aggregate investment of the registered holding
 company system
 (lines 3 less line 4)                                       $494.3 line 5

(1) Consolidated capitalization includes total common equity, cumulative preferred stock, long-term debt (including long-term debt due within one year), and short-term debt.

NEW ENGLAND ELECTRIC SYSTEM
For The Quarter Ended March 31, 1998

ITEM 5 - OTHER INVESTMENTS

                                                        Reason for
    Major Line            Other              Other      Difference
or Energy-Related     Investment in        Investment   in Other
     Business       Last U-9C-3 Report  in U-9C-3 Report     Investment
-----------------   ------------------  ----------------     ----------

N/A

 NEW ENGLAND ELECTRIC SYSTEM
 For The Quarter Ended March 31, 1998

 ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS


 (A)              Exhibits

  Certificate stating that a copy of the report for the previous quarter has been filed with the appropriate state commissions.

 (B)      Financial Statements

   1-A    New England Electric System Consolidated Income Statement for
           the quarter ended March 31, 1998

   1-B    New England Electric System Consolidated Balance Sheet As of
           March 31, 1998

   2-A    New England Energy, Inc. Income Statement for the quarter ended
           March 31, 1998

   2-B    New England Energy, Inc. Balance Sheet as of March 31, 1998

   3-A    Granite State Energy, Inc. Income Statement for the quarter ended March 31, 1998

   3-B    Granite State Energy, Inc. Balance Sheet as of March 31, 1998

   4-A    AllEnergy Marketing Company, L.L.C. Consolidated Income
           Statement for the quarter ended March 31, 1998

   4-B    AllEnergy Marketing Company, L.L.C. Consolidated Balance Sheet
           as of March 31, 1998

   5-A    New England Water Heater Co., Inc. Balance Sheet as of
          March 31, 1998

   6-A    Weatherwise USA, L.L.C. Income Statement for the quarter ended
           March 31, 1998

   6-B    Weatherwise USA, L.L.C. Balance Sheet as of March 31, 1998

   7-A    Texas Liquids, L.L.C. Income Statement for the quarter ended
           March 31, 1998

   7-B    Texas Liquids, L.L.C. Balance Sheet as of March 31, 1998


 (C)      Notes

   (1) Financial statements for NeXus Energy Software, Inc. were not available as of the filing date.

   (2) Financial statements for AEDR Fuels, L.L.C. and AllEnergy Fuels Corp. are not included as these companies had no operations in the first quarter and their total assets and liabilities were less than $100,000.

   (3) Financial statements for HydroServ Group, L.L.C. were not included as revenues, expenses, assets, and liabilities were all less than $100,000.

   (4) There is no income statement included for New England Water Heater Co., Inc. as the company was acquired in March, 1998 and its revenues and expenses for the period between the date of its acquisition and March 31, 1998 were less than $100,000.

                           SIGNATURE


   Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.



                             NEW ENGLAND ELECTRIC SYSTEM


                             s/John G. Cochrane

                             _______________________________
                             John G. Cochrane, Treasurer




 June 1, 1998


































 The name "New England Electric System" means the trustee or trustees for the time being (as trustee or trustees but not personally) under an agreement and declaration of trust dated January 2, 1926, as amended, which is hereby referred to, and a copy of which as amended has been filed with the Secretary of the Commonwealth of Massachusetts. Any agreement, obligation or liability made, entered into or incurred by or on behalf of New England Electric System binds only its trust estate, and no shareholder, director, trustee, officer or agent thereof assumes or shall be held to any liability therefor.